

Mail Stop 4561

October 11, 2017

Francisco D'Souza
Chief Executive Officer
Cognizant Technology Solutions Corporation
Glenpointe Centre West
500 Frank W. Burr Blvd.
Teaneck, NJ 07666

> **Re:**   **Cognizant Technology Solutions Corporation**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 1, 2017**
> **Form 8-K dated August 3, 2017**
> **File No. 000-24429**

Dear Mr. D'Souza:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services